MARKET UPDATE AND RENEWAL OF CAUTIONARY ANNOUNCEMENT

December 3, 2012 Johannesburg Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) refers shareholders to the announcements released on 2 February 2012, 3 May 2012, 14 June 2012, 27 July 2012,7 September 2012 and 22 October 2012 respectively, relating to the agreement of key terms in respect of a transaction to restructure, recapitalize and refinance Atlatsa and the Bokoni group of companies (“Bokoni group”) (the “Restructure Plan”), as well as the media releases on 27 September 2012 and 2 October 2012 relating to the conclusion of the interim implementation agreement relating to the consolidation of the Bokoni group debt and consequent reduction in its cost of borrowing (“the phase one agreement”).

On 1 October, 2012 an unprotected strike commenced at Bokoni Platinum Mines (“Bokoni Mine”) as a consequence of the strike contagion within the PGM sector in South Africa. As a result of the strike, approximately 2,500 employees at Bokoni Mine were dismissed and management is in the process of re-hiring with a view to recommencing operations as soon as possible. No operations, other than essential services, have taken place at Bokoni Mine since commencement of the strike.

The Bokoni Mine’s future operational plan and financing strategy is currently under review, having regard to the negative impact of the current strike action. The results of this review and its impact will be taken into consideration pursuant to the Company and Anglo American Platinum Ltd completing phase two of the Restructure Plan, anticipated to be finalized during the first quarter of 2013.

Once the negotiations and definitive agreements relating to phase two of the Restructure Plan have been completed, the Company will publish the financial effects of the Restructure Plan and post its circular to shareholders seeking necessary approvals for its implementation.

A further detailed announcement will be released on the Securities Exchange News Service, filed on SEDAR and EDGAR, and published in the South African press, as soon as the financial effects have been finalized, and the definitive transaction agreements have been executed.

Shareholders are advised to continue exercising caution when dealing in the Company’s securities until a full announcement is made.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.